# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Modiv Industrial, Inc., CIK 0001645873
CUSIP: 60784B101
Title of class of securities: Class C Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 200 S. VIRGINIA STREET, SUITE 800, RENO, Nevada (NV), 89501
Date of event which requires filing of this statement: 02/20/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002012901

## Reporting persons
- First City Investment Group, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 1,312,382; shared voting power 0; sole dispositive power 1,312,382; shared dispositive power 0; aggregate amount beneficially owned 1,312,382 (14.7% of the class)

## Item 1. Issuer
Name of issuer: Modiv Industrial, Inc.
Address of issuer's principal executive offices: 200 S. VIRGINIA STREET, SUITE 800, RENO, NEVADA, 89501.

## Item 2. Person Filing
Name of person filing: First City Investment Group, LLC
Address of principal business office or, if none, residence:
21140 S. Avalon Blvd.
Carson, CA 90745
Citizenship: Delaware, United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,312,382
Percent of class:
Based on 7,590,138 shares of Class C Common Stock issued and outstanding as of
October 31, 2023 pursuant to Quarterly Report on Form 10-Q for Modiv Industrial, Inc. as filed with the Securities and Exchange Commission on November 13, 2023: 14.74
Sole power to vote or to direct the vote: 1,312,382
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,312,382
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- First City Investment Group, LLC: /s/ Nasser Watar, Sole Member (02/22/2024)